Robert J. Waters
Sr. Vice President & Chief Financial Officer
Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.1295
Fax 403.298.2299
www.enerplus.com

July 27, 2005

Ms. April Sifford
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Dear Ms. Sifford:

Re: Enerplus Resources Fund Form 40-F for fiscal year ended December 31, 2004

This letter is in response to your letter dated July 6, 2005 regarding your review and comments on the December 31, 2004 Form 40-F of Enerplus Resources Fund (“Enerplus”).

In connection with our response, Enerplus acknowledges:
•	it is responsible for the adequacy and accuracy of the disclosure in it’s December 31, 2004 Form 40-F filing;
•
United States Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Query One: Note 1(k) - Accounting for Unit Based Compensation, page 76

SEC Comment:

“Please provide to us your detailed analysis supporting your conclusions that is it not possible for you to measure the compensation cost associated with your trust Unit Rights Plan using an option pricing model. Please include in your analysis references to the precise accounting literature, for Canadian and U.S. GAAP, upon with you relied.”

Enerplus Response:

A. Canadian GAAP Application

Section 3870 of the Canadian Institute of Chartered Accountants Handbook (the “Handbook”) requires stock-based compensation plans to be accounted for at the fair value of the equity instruments exchanged for employee services. Generally, compensation cost is determined based on the fair value of the equity instrument at the date of grant. Paragraph 33 of Handbook Section 3870 states:

“The fair value of a stock option (or its equivalent) is estimated using an option pricing model (for example, the Black-Scholes or a binomial model) that takes into account as of the grant date:

(a)	the exercise price
(b)	the expected life of the option
(c)	the current price of the underlying stock
(d)	its expected volatility
(e)	expected dividends on the stock (except as provided in paragraphs 3870.51 and 3870.52); and
(f)
the risk-free interest rate for the expected term of the option. For options that an enterprise grants on its own stock, the risk-free interest rate used is the rate currently available on zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

Upon review of Section 3870, Enerplus determined it was unable to calculate the fair value of the trust unit rights using an option-pricing model for two reasons. First, Enerplus was and remains unable to calculate the exercise price as indicated under (a) in Paragraph 33. Second, Enerplus was and remains unable to reasonably estimate expected dividends (cash distributions for a trust) as indicated under (e) in Paragraph 33.

Exercise Price

Under the terms of our trust unit rights incentive plan, there is a reduction in the trust unit rights exercise price should cash distributions exceed 2.5% of net property, plant and equipment (PP&E) on a quarterly basis. The quantum of the deduction is not constant, rather it varies depending on cash distributions and the return generated over and above the specified percentage of net PP&E. Net PP&E also varies depending on the timing and amount of capital expenditures, acquisitions and dispositions, depletion, depreciation and amortization, and if applicable, ceiling test writedowns.

Between 2002 and 2004 the quarterly reduction to trust unit rights exercise prices has ranged from 0% to 38% of the cash distributions paid in that quarter, or between $0.00 and $0.40 per trust unit. This again highlights the fact that reductions to exercise price are uncertain and cannot be reasonably estimated at the date of grant.

The guidance in Paragraph 52 of Handbook Section 3870 regarding dividend equivalents (i.e. cash distributions) that can be applied to reduce the exercise price is not appropriate for our trust unit rights incentive plan. Paragraph 52 states:

“the fair value of an award of stock units on which dividend equivalents are paid to employees or are applied to reduce the exercise price pursuant to anti-dilution provisions is estimated based on a dividend payment of zero”

The assumption of a zero dividend yield should only be applied when the dividend or dividend equivalents applied to the exercise price put the unit right holder in an economically equivalent position to an actual unitholder. Reductions to exercise price, if any, are not economically equivalent to cash distributions paid as only the excess distributed over the hurdle rate reduces the exercise price. This illustrates that the unit right holder is not in the same economic position of a unitholder who actually received the cash distribution. Therefore, the assumption of the zero dividend yield is not appropriate for our trust unit rights incentive plan.

With respect to the calculation of the reduction, the two key components of the calculation are cash distributions and net PP&E. Enerplus is unable to estimate both of these amounts at the date of grant for future periods and therefore is unable to calculate future reductions to the exercise price of the trust unit rights.

Cash Distributions

For a traditional corporation, the “dividend” is a relatively minor input variable in an option pricing model, as it typically represents only 1-2% of the corporation’s cash flow. However, for Enerplus, our cash distributions represent a more significant number. Enerplus has typically distributed to its unitholders a majority (70-100%) of the cash flow generated by the underlying business.

Prior to 2004, our monthly cash distribution varied from month-to-month as the underlying cash flow from operations varied. During this period, our pay-out ratio typically exceeded 90% of cash flow. Since the end of 2003, Enerplus has held distributions relatively constant and our payout ratio has declined to a current level of 71%. This strategy has been in response to the current business environment including:

•	unusually high commodity prices;
•	increasing development capital spending;
•	a desire to use cash flow to fund a greater portion of capital spending (instead of bank debt);
•	a desire to preserve our balance sheet and credit capacity; and
•	a shift in capital market sentiment towards a “self-sustaining” model for income funds.

The fact that our distribution payments have been relatively constant at $0.35 per unit over the recent period is no indication that they will remain at this level, just as we have no assurance that the current business environment will be sustained. In fact, we recently announced an increase to $0.37 per unit effective for the August 2005 distribution. You will note in our MD&A and investor relations material, we specifically do not predict future distributions or provide assurance over continued distributions. We also clearly indicate that distributions will vary with the underlying cash flow of the business, and our banks and bondholders have the ability to force the suspension of distributions in the event we breach our credit covenants.

The amount of cash available for Enerplus to pay distributions depends on the level of net cash flow received from operating subsidiaries pursuant to royalty agreements, loan agreements, dividend, and distribution payments. Management constantly evaluates and assesses net cash flow and determines the distribution payment on a monthly basis.

Net cash flow available for distribution can vary significantly from period to period and is dependent upon a number of factors which may cause us to change the distribution, such as:

•	realized commodity prices (a small change in commodity prices can have a significant impact on cash flows);
•	production levels;
•	hedging gains and losses;
•	acquisition or disposition activity;
•	taxability of the operating company subsidiaries;
•	debt levels and credit capacity;
•	foreign exchange;
•	capital spending; and
•	operating and administrative costs.

These variables are not known and cannot be reasonably estimated at the date of grant as they are contingent upon the occurrence of future events. Since our distributions are directly driven by the amount of cash flow available for distribution, it is important to appreciate the volatility in our business. As a result of this volatility, during the past five years annual cash available for distribution per unit has varied from $3.32 to $5.67. The graphs attached in Appendix I illustrate the volatility of some these variables.

Net Property, Plant and Equipment

Net PP&E is another variable in calculating the hurdle rate of 2.5% return on capital. Net PP&E can vary significantly from period to period. For example, during the last five years the annual increase in net PP&E has ranged between $120 million (5%) and $930 million (167%). As previously noted, the fluctuations in net PP&E are due to a number of reasons, including capital expenditures, acquisitions and dispositions, depletion, depreciation and amortization, and if applicable, ceiling test writedowns. Our ability to make property and corporate acquisitions is dependent upon the availability of assets which meet our acquisition criteria, the competition for those assets and our ability to access equity markets or raise sufficient debt to finance the acquisitions. Often, our decision with respect to equity financings versus debt financings is dependent upon the market price of our trust units, which can fluctuate significantly over time as illustrated by Enerplus’ historical trading chart in Appendix II. The graphs attached in Appendix III demonstrate the volatility of these variables, which are contingent upon the occurrence of future events that cannot be reasonably estimated at the date of grant.

In addition to the variables above, commodity prices impact net PP&E values as they directly impact acquisition, disposition and development economics. Furthermore, commodity prices impact the depletion calculation as stated reserves change with fluctuations in commodity prices, due to the associated economic impact of the price change on producing the reserves.

Employee Choice with Respect to Declining Strike Price

Another feature in Enerplus’ plan that makes it extremely difficult to apply an options pricing model is the fact that our employees have a choice as to whether they will use the declining strike price or elect to use the original fixed strike price when exercising their rights. This alternative has been available to officers since inception, but only available to employees since June 2003.

In certain circumstances, it may be more advantageous to use the original fixed strike price because it permits a Section 110 (1) (d) deduction under the Income Tax Act (Canada), effectively lowering the employee’s tax rate on the transaction. Enerplus has a model available to employees on its internal web site that assists in making this decision. The data required to make this decision includes, among other things, knowledge of Enerplus’ trust unit market price at the time of exercise, the employee’s personal tax rate, the availability of capital loss carry forwards and the number of vested rights being exercised by the employee.

We cannot predict the number of employees and the corresponding number of units that will be exercised at either strike price alternative, since we would need to forecast the trust unit market price at the time of exercise. Again, this decision is contingent upon future events that cannot be reasonably estimated. We refer to Paragraph 36 of Handbook Section 3870:

“It may be extremely difficult, if not impossible, to estimate the fair value of a stock option reasonably when its exercise price decreases (or increases) for a specified amount with specified changes in the price of the underlying stock”.

The choice between the strike price alternatives is extremely sensitive to the price of the underlying stock at the time of exercise and therefore we believe Paragraphs 36 and 37 of the Handbook apply.

Use of the Intrinsic Method

Paragraph 36 of Handbook Section 3870 contemplates and addresses situations where fair value cannot be reasonably estimated at the date of grant. Paragraph 36 states:

“It is usually possible to estimate the fair value of most stock options and other equity instruments reasonably at the date they are granted. However, in unusual circumstances, when the terms of a stock option or other equity instrument make it virtually impossible to estimate the instrument's fair value reasonably at the date it is granted, stock-based compensation is measured in accordance with paragraph 3870.37. For example, it may be extremely difficult, if not impossible, to estimate the fair value of a stock option reasonably when its exercise price decreases (or increases) by a specified amount with specified changes in the price of the underlying stock. Similarly, it may not be possible to estimate the value of a convertible instrument reasonably if the conversion ratio depends on the outcome of future events (emphasis added).”

The example in Paragraph 36 discusses an exercise price that is reduced by a specified amount given specified changes in the price of the underlying stock and also discusses an inability to reasonably estimate fair value where there is a dependence on the outcome of future events. For Enerplus, the amount of reduction in the trust unit rights exercise prices is not specified but rather it varies with the amount of cash distributions paid and net PP&E balances, both of which are dependent on the outcome of future events. As a result, the amount of the reduction to the trust unit rights exercise price is even more difficult to estimate than the example provided in Paragraph 36 due to the greater number of variables which, by their nature, cannot be predicted.

Paragraph 37 of Handbook Section 3870 supports the use of the intrinsic value method where fair value cannot be determined. The paragraph states:

“Estimates of compensation cost for periods during which it is not possible to determine fair value are measured each period based on the excess of the current stock price over the exercise or purchase price, in accordance with the terms that would apply if the option or similar instrument had been currently exercised.”

Based on the above, Enerplus believes that the appropriate accounting application under GAAP requires the application of the intrinsic method for accounting for stock-based compensation. Enerplus is unable to calculate fair value at the date of grant and therefore uses the intrinsic method as directed under Paragraph 37 of Handbook Section 3870.

Understandability and Transparency

The use of the intrinsic method is understandable and transparent to our financial statements users. This method matches compensation expense to the actual benefit received by employees. We believe, in Enerplus’ case, the intrinsic method provides better quality financial reporting than the alternative option pricing models which are not appropriately designed to deal with the specifics of our plan.

B. US GAAP Application

We have reviewed the comparable U.S. standard for accounting for stock-based compensation, Financial Accounting Standard Board No. 123 (“FAS 123”). Based on our review, we have concluded that the accounting application for our trust unit rights incentive plan is the same under U.S. GAAP and Canadian GAAP.

Consistent with Paragraph 24 of CICA Handbook Section 3870, The Financial Accounting Standards Board (“FASB”) suggests that companies use the fair value method for accounting for stock-based compensation. Paragraph 16 of FAS 123 states:

“Equity instruments issued to employees and the cost of services received as consideration shall be measured and recognized based on the fair value of the equity instruments issued.”

Similar to Paragraph 33 of CICA Handbook Section 3870, in terms of measuring and calculating fair value, Paragraph 19 of FAS 123 states:

“The fair value of a stock option (or its equivalent) granted by a public entity shall be estimated using an option pricing model that takes into account as of the date of grant the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option.”

Consistent with Paragraph 36 of CICA Handbook Section 3870, FAS 123 recognizes that there will be situations where entities cannot calculate fair value using an option pricing model. Paragraph 21 of FAS 123 states:

“It should be reasonably possible to estimate the fair value of most stock options and other equity instruments at the date they are granted…However, in unusual circumstances, the terms of a stock option or other equity instrument may make it virtually impossible to reasonably estimate the instrument’s fair value at the date it is granted. For example, it may be extremely difficult, if not impossible, to reasonably estimate the fair value of a stock option whose exercise price decreases (or increases) by a specified amount with specified changes in the price of the underlying stock.”

When fair value cannot be measured at the date of grant, FAS 123 requires that compensation expense be measured using the intrinsic method until fair value can be measured. Like Paragraph 37 of CICA Handbook Section 3870, Paragraph 22 of FAS 123 states:

“If it is not possible to reasonably estimate the fair value of an option or other equity instrument at the date of grant, the final measure of compensation cost shall be the fair value based on the stock price and other pertinent factors at the first date at which it is possible to reasonably estimate that value. Generally, that is likely to be the date at which the number of shares to which an employee is entitled and the exercise price are determinable. Estimates of compensation cost for periods during which it is not possible to determine the fair value shall be based on the current intrinsic value of the award, determined in accordance with the terms that would apply if the option or similar instrument has been currently exercised.”

Conclusion

We don’t believe that management should make unsupportable estimates and forecasts to enable the use of an option pricing model. This is especially true when we have circumstances which are contemplated by Canadian and US GAAP to be indicative of instances whereby it is extremely difficult, if not impossible, to reasonably estimate fair value. In our opinion, Canadian and US GAAP recommend the use of an intrinsic value model in our circumstances and any attempt to make unsupportable estimates to facilitate the use of a fair value model would be contrary to GAAP.

We also believe that the intrinsic method we use to account for our trust unit rights plan provides higher quality and understandability to readers of our financial statements
Handbook Section 1000 discusses the four qualitative characteristics of information provided in financial statements that make the information useful to readers. These are 1) reliability; 2) relevance; 3) understandability; and 4) comparability. We believe understandability is better achieved through the intrinsic method as it matches actual benefits received by employees to the amount expensed through our financial statements.

Query Two: Note 14 - Differences Between Canadian and U.S. GAAP, page 89

SEC Comment:

“Please explain to us why you do not believe you are required to provide the supplemental pro forma information described in FAS 141, paragraphs 54 and 55, relative to your 2004 and 2003 acquisitions.”

Enerplus Response:

Part C (2) of Form 40-F states that financial statements filed with the form must be reconciled to US GAAP as required by Item 17 of Form 20-F.

Item 17 of Form 20-F states that financial statements prepared in accordance with a comprehensive body of accounting principles other than US GAAP must include a discussion of the material variations in the accounting principles, practices, and methods used in preparing the financial statements that differ from those under US GAAP. Material variations to net income, balance sheet items and cash flow items are to be quantified and presented either in the financial statements or in a note thereto.

Enerplus prepares its consolidated financial statements in accordance with Canadian GAAP. Note 14 of Enerplus’ December 31, 2004 consolidated financial statements discusses material variations in accounting principles, practices, and methods used in preparing the financial statements that differ from those under US GAAP. In addition, material variations to net income, balance sheet items and cash flow items (none) are quantified and presented in tabular format.

Paragraphs 54 and 55 of FAS 141 discuss supplemental pro-forma note disclosure for material business combinations. Enerplus believes it is not required to provide such information because it prepares its consolidated financial statements in accordance with Canadian GAAP and it reconciles its consolidated financial statements to US GAAP as required by Item 17 of Form 20-F. Enerplus believes that the difference in such note disclosure between Canadian and US GAAP is not a material variation in accounting principle, practice or method and therefore discussion of the difference is not required.

We trust this response addresses your concerns. Should you have any additional concerns or comments please contact me directly at 403-298-1295.

Sincerely,

Signed by “R. J. Waters”

Robert J. Waters, M.B.A., C.A.

c:         Gordon J. Kerr, C.A.  President and CEO
Robert Normand, C.A. Chairman Enerplus Audit Committee
Ward Zimmer, C.A. Deloitte & Touche LLP

Appendix I - Cash Distribution Variables

Realized oil prices have ranged between $15.61 (1998) and $43.80 (2004). Realized gas prices have ranged between $1.55 (1996) and $6.56 (2004).

Oil and gas prices have fluctuated widely during recent years and are likely to continue to be volatile in the future. Oil and gas prices may fluctuate in response to a variety of factors beyond Enerplus’ control, including:

• Global energy policy, including the actions and policy of OPEC
• Political conditions, including the risk of hostilities in the Middle East
• Currency Fluctuations
• Global and Domestic economic conditions
• Weather conditions
• Supply and Demand
• Storage levels
• Price availability of alternate fuels
• Government regulations
• The proximity to transportation facilities

Due to the volatility and the unpredictable nature of the commodities, Enerplus offers no forward guidance to its unitholders on the outlook of future oil and gas prices.

Enerplus uses a hedging program to try to limit a portion of the adverse effects resulting from volatility in oil and gas prices. To the extent Enerplus hedges its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, Enerplus’ hedging program could expose it to losses.

Production levels have ranged from 35,136 BOE/day (1996) to 75,130 BOE/day (2004).

Numerous factors impact production levels, including natural decline rates, capital expenditures, property acquisitions and dispositions, corporate acquisitions, commodity prices, exploitative techniques and technological advances.

The level of production from Enerplus’ existing properties may fluctuate significantly due to unforeseen circumstances, many of which are beyond the control of Enerplus. Significant changes in production could materially impact cash flow and therefore the amount of cash available for distribution.

Appendix I - Cash Distribution Variables

Operating expense per BOE have ranged from 4.09/BOE (1996) to $7.14/BOE (2004).

Operating expenses can fluctuate significantly, particularly in periods of increasing or decreasing oil field activity. Electricity, chemicals, supplies and labor costs are several operating costs that are susceptible to material fluctuation.

Fluctuations in operating costs could have a material effect on cash flows, and therefore could impact distributions to unitholders.

Cash distributions and funds flow from operations can vary significantly from period to period.

Many variables impact funds flow from operations, including commodity prices, production levels, operating costs and general and administrative costs.

Cash Distributions relative to funds flow from operations varies from period to period. As our business model evolves, Enerplus is gradually retaining more funds internally for capital programs and/or debt repayment, and as a result our payout ratio has decreased. However, changes in underlying funds flow from operations due to fluctuations in variables such as commodity prices and production levels may result in Enerplus having to increase or decrease distributions to unitholders.

Appendix I - Cash Distribution Variables

The chart above illustrates yearly fluctuations in the cash distribution variables, measured as a % change from the prior period. In situations where the % change from prior period exceeded 100%, 100% was used as the change for graphing purposes.

The significant year over year changes, in both positive and negative directions, highlights the fact that these variables are virtually impossible to predict at a point in time for future periods.

Appendix II - Historical Trading Chart

Enerplus Resources Fund (ERF.UN)

Note: Unit prices for periods prior to June 21, 2001 have been adjusted to reflect the combination of Enerplus Resources Fund and Enermark Income Fund.

Appendix III - Net Property, Plant and Equipment Variables

Corporate and property acquisitions are routine methods that Enerplus uses to replenish its reserves.

However, the timing of the acquisitions and their respective value are unknown and not predictable. Numerous factors can affect corporate and property acquisitions including commodity prices, production profiles, potential synergies with existing properties, location of properties and type of commodity, supply and demand for potential targets and reserve evaluations.

In addition, in both corporate and property acquisitions, Enerplus forms estimates of future performance of the assets. If the estimates and assumptions respecting the prospectivity of the assets are not realized, there could be a material impact on Enerplus’ cash flows and distributions to unitholders.

Enerplus focuses on property portfolio maximization and routinely disposes of non-core properties.

Non-core properties can be acquired through corporate acquisitions or through internal developments and portfolio maximization.

Enerplus is unable to predict the timing and value of property dispositions.

Appendix III - Net Property, Plant and Equipment Variables

Numerous factors affect the timing and amount of capital expenditures including commodity prices, growth through corporate and property acquisitions and property dispositions. As Enerplus is not able to predict these variables, Enerplus is correspondingly not able to reasonably estimate capital expenditures.

The chart above illustrates the yearly fluctuation in net property, plant and equipment changes, measured as a % change from the prior period. In situations where the % change from prior period exceeded 100%, 100% was used as the change for graphing purposes. Likewise, in situations where the % change from prior period exceeded -100%, -100% was used as the change for graphing purposes.

The significant year over year changes, in both positive and negative directions, highlights the fact that these variables are virtually impossible to predict at a point in time for future periods.